UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    Form 8-K

                                 CURRENT REPORT
     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                Date of report (date of earliest event reported):
                                  May 31, 2006

                                Unify Corporation

             (Exact name of registrant as specified in its charter)



             Delaware                    001-11807              94-2710559
 (State or other jurisdiction of   (Commission File No.)     (I.R.S. Employer
          incorporation)                                    Identification No.)

                              2101 Arena Boulevard
                          Sacramento, California 95834
                    (Address of principal executive offices)

               Registrant's telephone number, including area code:
                                 (916) 928-6400


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_]  Pre-commencement   communications  pursuant  to  Rule  14d-2(b)  under  the
     Exchange Act (17 CFR 240.14d-2(b))

[_]  Pre-commencement   communications  pursuant  to  Rule  13e-4(c)  under  the
     Exchange Act (17 CFR 240.13e-4(c))

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         Item 1.01 Entry into Material Definitive Agreements

         On May 24, 2006, Halo Technology Holdings, Inc. ("Halo"), UCA Merger Sub, Inc., a wholly-owned subsidiary of Halo ("Merger Sub") and Unify Corporation ("Unify") entered into Amendment No. 1 to the Merger Agreement, which amendment amends that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 14, 2006, by and among Halo, Merger Sub and Unify. The amendment clarifies that it is a condition to the closing under the Merger Agreement that the parties receive opinions from counsel to Unify and tax counsel to Halo, dated as of the date the Registration Statement (as defined in the Merger Agreement) is declared effective, to the effect that the Merger will constitute a reorganization under the provisions of Section 368(a) of the Code.

The descriptions of the Merger Agreement and Amendment No. 1 to the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which was previously filed as Exhibit 10.118 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 20, 2006, and to Amendment No. 1 to the Merger Agreement attached as Exhibit 10.123 hereto and incorporated herein by reference.



Item 9.01         Financial Statements and Exhibits.

         (d)      Exhibits.

       Exhibit No.          Description


          10.123 10.123 Amendment No. 1 to Agreement and Plan of Merger, dated as of May 24, 2006, among Halo Technology Holdings, Inc.,
                            UCA Merger Sub, Inc. and Unify Corporation.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 31, 2006


By:    /s/  Steven Bonham
      ---------------------------------------------
      Steven Bonham
      Vice President and CFO
      (Principal Financial and Accounting Officer)

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